SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 March 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 23 February 2006
99.2	IHG Signs 1,400 rooms - China dated 24 February 2006

99.1

                            SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

84,812

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

22 February 2006

14. Date company informed

23 February 2006

15. Total holding in the Trust following this notification

2,506,157 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

23 February 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

99.2

            INTERCONTINENTAL HOTELS GROUP SIGNS 1,400 ROOMS IN CHINA

London, 24 February 2006 - InterContinental Hotels Group ("IHG") today announced the signing of four new management contracts with Shanghai Greenland Group, one of the top three real estate and property management companies in China. The deals include an InterContinental hotel in Nanjing which will be the world's tallest hotel, one Holiday Inn property in Xi'an and two Express by Holiday Inn hotels in Shanghai, representing a total of more than 1,400 rooms. Combined with the recent 4,500 rooms signed in Sichuan on February 15th IHG has now signed almost 6,000 rooms in China in the last 2 weeks.

Andrew Cosslett, Chief Executive, IHG, stated, "This latest signing with
Greenland Group comes hot on the heels of our landmark six-hotel signing in
Sichuan with the Chengdu International Exhibition & Convention Group. These
back-to-back multiple-property deals with China's leading property developers illustrate our owners' and partners' trust and confidence in us and cement our position as the leading international hotel company in China. We are extremely optimistic about the outlook for the region."

Added Edmond Ip, IHG's chief operating officer for North Asia, "This is an exciting time for us. We are sustaining strong growth in China and have been given the opportunity to work with some of the largest and most respected partners in the country. Shanghai Greenland Group is among the top three real estate conglomerates in China and our partnership with them, on multiple properties and hotel brands, is a great honour that reflects their confidence in our ability to deliver exceptional business results."

Zhang Yu Liang, president, Shanghai Greenland Group, said: "The Greenland Group is in the midst of a nation-wide expansion and we have great confidence in our cooperation with IHG. Their understanding of the Chinese market, consistently strong growth and broad portfolio of brands catering to different market segments makes them the ideal hotel partner for our newest and most impressive developments."

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):  +44 (0) 1753 410 176
                                                            +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):                          +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

Detailed notes

1. The scheduled openings will comprise the following hotels:

In Nanjing, the gateway to southeastern China and a historic city that is today one of the fastest-developing in Asia Pacific:

- InterContinental Nanjing, a 450-room luxury hotel located within the proposed Nanjing International Financial Center, which will be the world's tallest hotel. The hotel will offer top-notch conference and business facilities, three food and beverage outlets, spa and pool. Scheduled to open in
2010.

In Xi'an, a prosperous and rapidly growing city that is home to the famous
Terracotta Warriors:

- Holiday Inn Greenland Xi'an, a 380-room mid-scale hotel located in the proposed RMB 3 billion (US$ 361 million) Xi'an Hi-tech Development Zone, approximately five kilometers from the city centre. Facilities will include extensive meeting facilities, a range of food and beverage outlets, health club and pool.
Scheduled to open in 2007.

In Putuo and Minghang, two of Shanghai's newest industrial and commercial districts, which attract international companies in the high-tech, light industrial and logistics sectors:

-  Express by Holiday Inn Putuo Shanghai, a 230-room convenience-sector hotel located close to the express city train station and a major shopping mall.
Scheduled to open in late 2006.

-  Express by Holiday Inn Minghang Shanghai, a 350-room convenience-
sector hotel in the newly-developed Minghang residential district west of Shanghai. Scheduled to open in early 2007.

2. Shanghai Greenland Group: Since embarking on its nation-wide strategy in
2001, Shanghai Greenland Group has developed successful properties in numerous cities across China, including Nanchang, Hefei, Changchun, Nanjing, Chengdu, and
Xi'an. Headquartered in Shanghai, the Group has received the coveted "A" rating from the Ministry of Construction and is widely regarded as a leader in real estate market research, design and development.

Note to Editors

 InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

Asia Pacific is the fastest growing region for InterContinental Hotels Group worldwide. The Group's portfolio in this region includes more than 160 hotels and over 45,000 guest rooms under the InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, and Express by Holiday Inn® brands.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	03 March 2006